Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: March 9, 2006

MITTAL

Mittal Steel
"Shaping the future of steel"

9 March 2006

Presentation to the Press, Rotterdam

Disclaimer

No Offer

No offer to exchange or purchase any Arcelor shares will be made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Agenda

MITTAL

Mittal Steel - The Most Successful Global Steel Company

A Common Vision for the Steel Industry

Mittal Steel/Arcelor - The Perfect Fit

Unlocking the Value

MITTAL

Mittal Steel – The Most Successful Global Steel Company

The Most Successful Global Steel Company

MITTAL

- No.1 global steel producer with capacity of more than 70 million tons p.a.
- The only truly global steel company with leading market positions on four continents
- Strong vertical integration
- High growth and high returns and a diversified asset base
- Revenues of US$28.1 billion and net income of US$3.4 billion in 2005
- Market capitalisation of US$24 billion* with listings in New York and Amsterdam

* Based on closing price 7 March 2006.

A Proven and Successful Model...

MITTAL

Growing Production through Acquisitions


Trinidad
Sibalsa
Sidbec
Karmet
Hamburger
Stahlwerke
Ruhrort
Hochfeld
Inland
Unimetal
Alfasid
Sidex
PHS
Hunedoara
BH Steel
Iscor
Nova
Hut
ISG
Valin
Kryvorizhstal
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

...and Potential Synergies*


US$250m
US$200m**
ISG
Kryvorizstal

* Projected synergies.

** Initial synergies.

...Realising Full Potential of the Asset Base


Steel shipments year prior to acquisition
In 2004
703%
64%
33%
10%
14%
10%
Lazaro Cardenas (Mex)
Temirtau (Kaz)
Galati (Rom)
S Africa
Ostrava (Czech)
Poland

- Unrivalled business model supported by:
  - Implementation of Knowledge Management Program
  - Significant investment programs with strict investment criteria (driven by ROIC)
  - Decentralized organizational structure encouraging close monitoring of performance
  - Pool of talents driven by strong management processes and related compensation policies
  - Continuous operational improvements and innovation with active benchmarking of best practices
  - Focus on ongoing cost reduction and quality improvements

A Common Vision for the Steel Industry

Forces Driving Consolidation in the Steel Industry

MITTAL

Steel Industry Consolidation

Globalisation & Consolidation of Customers

- Service global customer base increasingly seeking global procurement
- Critical mass in R&D
- New product development

Increasing Concentration Among Suppliers

- Disproportionate negotiating power due to raw materials supplier consolidation

Increasing Need for Sustainability

- Reduce earnings volatility
- Better capacity management
- Improved returns on capital

Economies of Scale

- Plant specialisation, manufacturing excellence, and greater ability to sustain R&D investments

Capture Growth Opportunities in New Markets

- Slow growth in mature markets
- Growth driven by emerging markets

Globalisation and Consolidation of Customers

MITTAL

- Developments in the automotive industry illustrate the consolidation and globalisation of one of the industry's major customers

Number of Independent Automotive Manufacturers



57
41
31
23
13
13
6-8
1970
1980
1990
1995
2000
2005
2015E

Vehicle Production by Type of OEM (million units)



100%
80%
60%
40%
20%
0%
1999
2005
2015E
2020E

Sources: JD Power

Increasing Concentration Among Suppliers

MITTAL


Seaborne Coking Coal Market
100%
80%
60%
40%
20%
0%
Others
Xstrata
Rio Tinto
Anglo American
Fording
BHP Billiton
Top 5 Control 58%
2004

111% price increase in 2005


Iron Ore Exports
100%
80%
60%
40%
20%
0%
Others
BHP Billiton
Rio Tinto
CVRD
Top 3 Control 70%
2004

71% price increase in 2005

Source: Roskill, Morgan Stanley, Citigroup, BHP Billiton

Consolidation Process is Moving to the Next Phase

MITTAL

2002-2004
Regional Consolidation

2004-2005
Increasing Cross-Border Consolidation

2006-
Formation of Global Steel Companies

- Industry remains fragmented and largely regional
  - Medium-scale producers
- Large transformational combinations will be faster, more capital efficient and carry less risk than a series of acquisitions
  - Good quality assets becoming increasingly scarce
  - Fierce competitive bidding
  - Continuous need for integration
- First mover advantage will be critical in global steel industry consolidation
- Industry leaders of the future will be global producers with annual capacity of 150-200m tonnes

Success Factors for Future Industry Leaders

MITTAL

Mittal Vision of Future Industry Leaders

- Scale > 150 mt
- Vertical integration into mining operations
  - Hedge against input price volatility
- Global footprint to capture growth in emerging markets and benefit from low production cost positions
- World class operational excellence
- Multi-regional leadership position to capitalise on product development and process innovations
- Strong business relationships with global customers
  - Service through state-of-the art downstream, distribution and global product capabilities

A 3-Tier Industry

Tier one	Global players
Tier two	Mid size regional players
Tier three	Local niche producers

Capture Growth Opportunities in New Markets

- Mature markets are relatively concentrated and are expected to experience low growth
- Fragmented emerging markets expected to grow at faster rates
  - Increasing domestic steel consumption driven by economic development
  - Relocation of manufacturing capacities from Western markets
- Large players in developed countries are seeking to fill gaps in their portfolios and expand in developing markets
  - Capture growth potential
  - Benefit from low production costs



Annual Steel Market Growth (2005-2015E)
Japan
1.0%
NAFTA
1.8%
Europe
1.9%
South America
4.9%
CIS/Russia
6.1%
Other Asia
6.1%
China
6.9%
India
7.3%

Source: Dexia, Metal Bulletin

A Common Vision

MITTAL

"Consolidation of our industry has already started, but it is important that it continues so that we can move away from being seen as a volatile and erratic sector.[...] Although the target is always moving, my vision for the steel industry has always remained constant. Consolidation is essential for its future. The steel industry needs to continue to globalise."

Lakshmi Mittal, CEO of Mittal Steel, December 2003 (in Metal Bulletin & World Steel Dynamics)

"The continuation of the rationalization and consolidation efforts initiated with the creation of Arcelor remains highly desirable because of the low degree of concentration of our profession. Our company's goal five to 10 years from now is to become one of the four or five global players who will represent 40% of total world steel production ."

Joseph Kinsch, Chairman of the Board of Directors, Arcelor (in Annual Report 2004)

"I share Mittal's vision that the industry needs to consolidate."

Guy Dollé, CEO of Arcelor, February 2005 (in Financial Times)

MITTAL

Mittal Steel/Arcelor - The Perfect Fit

Mittal Steel and Arcelor are Ideal Partners to Create the Global Leader in Steel

MITTAL

MITTAL	arcelor Steel solutions for a better world
#1 steel producer Over 20 acquisitions over the past 5 years	#2 steel producer Numerous acquisitions over the past 5 years

Creating a sustainable future for the steel industry through consolidation

The merger creates the undisputed leader…

MITTAL

Combined Entity Production vs. Competitors (2004 pro forma - mt)


125
100
75
50
25
0
106
Arcelor
Mittal Steel
31
31
31
21
21
Combined
Nippon Steel
JFE Steel
POSCO
Baosteel
US Steel

Combined Entity EBIT vs. Competitors (2004 pro forma - US$bn)


13
10
8
5
3
0
10.9
Arcelor
Mittal Steel
4.7
3.4
2.8
2.5
1.5
Combined
POSCO
Nippon Steel
JFE Steel
Baosteel
US Steel

Arcelor Stainless Steel Division

MITTAL

- Stainless steel operations in USA (J&L) and Thailand (Thainox) sold after attempts at improving performance
  - J&L sold to Allegheny Technologies
  - Thainox sold to Mahagitsiri Group
- Allegheny technologies has significantly improved its performance post the acquisition of J&L
- No clear exit strategy yet for stainless steel

Company	Stainless Steel Division (2004, € million)		
	Sales	EBITDA	Margin (%)
Arcelor	4,577	258	5.6
ThyssenKrupp	5,244	656	12.5
Outokumpu	4,637	595	12.8
Acerinox	4,041	639	15.8
Allegheny Tech.	1,282	79	6.2

Source: 2005 Annual Reports/Press Releases, Data for ThyssenKrupp caledarised

J&L

MITTAL

1990	1998	2004
Ugine acquired J&L (price undisclosed)	Ugine acquired J&L remaining interests for US$115M	Arcelor sold J&L to Allegheny Technologies for US$67M

Rationale for exit

- Failure to improve profitability
- Refocus on European and Brazilian activities

"Given the continuous and rapid deterioration of the stainless steel market in the United States and of the situation of J&L, and based on detailed analysis about the likely future of that subsidiary - for which the viability of the current configuration cannot be assured - the board of directors has asked the management board to implement immediately the most appropriate scenario, which could lead to the closure of facilities and would also include negotiations with the labour representatives." **Metal Bulletin, November 2003**

Thainox

MITTAL

1991

- Establishment of Thainox as a JV led by:
  - Mahagitsiri Group
  - A group of Japanese stainless steel manufacturers
  - Ilwa SpA Group
  - Arcelor Group (originally USINOR and Ugine)

1991-2004 High Investment Phase

- 1992: Investments are made to build plant of 60 thousand tonnes per year ($240M investment)
- 1996: Phase II expansion plan to raise capacity by 40 thousand tonnes (investment of $88.5M)
- 1997: Acquisition of a second cold rolling mill. Capacity increases up to 120 thousand tonnes per year
- 1998: Capital increase of over $65M funded by Usinor (Usinor owns 70% of Thainox)
- 1999: Additional capacity increase of 40 thousand tonnes per year
- 2003: Capital increase funded by Arcelor (Arcelor owns 96% of Thainox)

2004

- Arcelor sold its entire stake of 96% to Prayud Mahagitsiri

"Arcelor found Thainox too difficult to manage and too far from Europe, its main focus."

Bangkok Post, March 2004

Unimetal Example

MITTAL

- In the 1990s Usinor considered its long products assets to be non-core, some of which were not earning even the cost of capital
  - Unimetal being one such asset, the management obtained shareholders' approval in 1998 to sell Unimetal

- Mittal Steel started consolidation of the steel industry in Western Europe in 1995 with the acquisition of Hamburger Stahlwerke
  - It saw a potential in the long products segment in Europe and acquired Unimetal from Usinor

	1999	2005
EBITDA (€ million)	-7.2	28.2
LTIFR/ 200,000 WH	1.55	1.1

- By application of the Mittal Steel model, Unimetal has not only survived but has also become consistently profitable

- Post creation of Arcelor in 2002, long products have once again become one of its core areas

Mittal Steel can Leverage its Turnaround Expertise

MITTAL

- Mittal Steel believes that given its turnaround track record it should be able to improve the performance of Arcelor's stainless steel division
  - Leverage global skills
  - Drive knowledge transfer and change management processes

- Mittal Steel would hold off on examining strategic options on the stainless steel business given its turnaround expertise and potential

Unlocking the Value

Transaction is Supported by the Market



Closing Price on 7 March 2006 2006 EUR 32.20
+45%
All Time High EUR 22.22
Arcelor Share Price* (€)
35
30
25
20
15
10
5
0
Dec-1999
Mar-2001
Jun-2002
Sep-2003
Dec-2004
Mar-2006

Arcelor share price reaction highlights substantial value creation

Source: Datastream as at 7 March 2006
* Usinor prior to 18 February 2002.

Significant Value Already Created for All Shareholders

- >€7billion of value created for shareholders since announcement of the offer



€33.0bn
€14.6bn
€18.4bn
€41.2bn
€21.2bn
€20.1bn
+45%
+9%
26 January 2006
7 March 2006
Mittal Steel
Arcelor

Research Analysts Endorse the Strategic Rationale

MITTAL

"Our initial view of the transaction is very favourable"
Bear Stearns, 30 January 2006

"From an industrial standpoint this deal is a perfect combination"
ING, 30 January 2006

"This combination makes a lot of sense to us"
Morgan Stanley, 30 January 2006

"We still believe that the long-term value creation of a combined MT/Arcelor is difficult to trump"
JPMorgan, 15 February 2006

"We believe that size, market impact, vertical integration, higher growth, faster re-rating and synergies announced by Mittal Steel make this transaction an attractive value proposition for Arcelor shareholders"
BNP-Exane, 30 January 2006

"We believe steel shareholders, government regulators, steel workers and steel executives around the world should all be in favor of a Mittal/Arcelor merger as it will benefit each one of these constituents"
JPMorgan, 30 January 2006

"Despite Arcelor's strategic plan announcement, we still believe a combination with Mittal Steel is the most compelling proposition"
ING, 27 February 2006

High Profitability and Returns

MITTAL



EBITDA Margin (2005)
19.8%
17.3%
19.8%
Mittal
Arcelor
Pro Forma (incl. Synergies)**



ROIC (2005)*
23.6%
19.6%
24.1%
Mittal
Arcelor
Pro Forma (incl. Synergies)***

Profitability improvements through synergies and other efficiency gains

Portfolio of attractive investment opportunities with high incremental returns

* ROIC defined as operating income including Synergies/(AR + inventory + prepaid expenses-AP-accrued expenses + PP&E + other non-current assets). ROIC before intangibles and asset write-up.

** Including US$1.0 billion of synergies. Arcelor sales and EBITDA converted into US$ at 2005 average exchange rate of 1.24.

*** Arcelor operating income converted into US$ at 2005 average exchange rate of 1.24 and Arcelor balance sheet items at 31 December 2005 exchange rate of 1.18.

Research Analysts See Significant Further Value Upside

MITTAL

"We believe [Mittal Steel] will evolve into the premier steel company in the world and trade at a premium to other names"
JP Morgan, 14 February 2006

"The undisputed vehicle for the global steel industry"
Bear Stearns, 30 January 2006

"How often is it that you have the industry leader trading at a 40-50% discount to its peers?"
Morgan Stanley, 30 January 2006

"Huge re-rating potential"
Morgan Stanley, 30 January 2006

"Arcelor shareholders may benefit from continued ownership in the undisputed industry leader and further upside through a potential re-rating opportunity for the combined group"
ING, 30 January 2006

Increased Broker Price Targets for Mittal Steel

House	Before	After	% Increase
Bear Stearns	$33.0	$37.0	12.1%
Exane BNP Paribas	$40.0	$55.0	37.5%
ING	€28.0	€37.0	32.1%
Morgan Stanley	$36.0	$55.0*	52.8%
Rabo Securities	€29.0	€29.0	0.0%
Société Générale	€30.0	€39.0	30.0%
Mean	$35.2	$45.6	31.8%
Median	$34.6	$45.5	29.5%

* Fair value if offer is successful of US $50-60 per share.

The Premier Investment Choice in the Steel Industry

MITTAL



Market Capitalisation (US$bn)
45
40
35
30
25
20
15
10
5
0
41.6
26.8
22.5
22.5
21.4
17.8
13.8
13.6
10.1
8.2
7.8
7.2
7.0
5.7
NewCo*
Nippon Steel
Mittal Steel**
JFE
Posco
Arcelor**
Nucor
ThyssenKrupp
Arcelor Brazil
Gerdau
CSN
US Steel
Usiminas
Corus

Source: Datastream as at 7 March 2006
^ Pro forma NewCo market capitalisation assuming 100% acceptance of the offer.
^^ As at 26 January 2006.

Enhanced Capital Markets Profile

MITTAL

- Pro forma market capitalisation of US$41.6bn (€35.0bn)
- Listed in Paris, NYSE, Amsterdam, Luxembourg, Madrid and Brussels
- Likely member of CAC40 index
- Greater research coverage and increased investor visibility

Ranking Among the Leading Global Industrial Groups



Market Cap (US$bn)
120
100
80
60
40
20
0
103.3
79.5
71.9
49.0
41.6
41.3
38.2
27.4
25.5
22.6
20.9
13.1
BHP Billiton
Siemens
Rio Tinto
Caterpillar
NewCo
Dow Chemical
BASF
Renault
Alcoa
Saint-Gobain
Cemex
Sandvik

A global industrial benchmark - The "Must Own" stock in the steel sector

Source: Bloomberg as at 7 March 2006

Mittal Steel is Likely to be Included in Key Benchmark Indices

MITTAL


CAC 40 Weighting*
1.60%
1.81%
Arcelor
(26 January 2006)
Mittal Steel
(Pro forma at Current
Market Value)


SBF 120 Weighting*
1.35%
1.52%
Arcelor
(26 January 2006)
Mittal Steel
(Pro forma at Current
Market Value)

* Some degree of discretion by relevant committees deciding on inclusion of companies in indices, partly based on subjective criteria.

Financial Policy for Sustainable Shareholder Value Creation

MITTAL

- Efficient capital structure and return of excess cash to shareholders
  - Cash component of the offer
- 25% dividend payout ratio over the cycle
- Unparalleled financial flexibility to pursue internal and external growth opportunities
- Commitment to investment grade credit rating
- Maintain high returns on capital

MITTAL

Conclusion

A Value-Enhancing Transaction

MITTAL

- Step change in steel industry consolidation
- Creating the undisputed leading global steel company
- Growth and value creation opportunities maximised through unique global platform
- Significant synergy potential
- Financial strength and strategic flexibility reinforced
- Leadership in R&D/Product Development
- Free float and liquidity increased
- Re-rating potential
- Positive for all stakeholders